

February 3, 2011

By U.S. Mail and Facsimile to: (860) 435-0631

Richard J. Cantele, Jr.
President & Chief Executive Officer
Salisbury Bancorp, Inc.
5 Bissell Street
Lakeville, Connecticut 06039

  Re: Salisbury Bancorp, Inc.
    Annual Report on Form 10-K for the fiscal year ended December 31, 2009
    Quarterly Report on Form 10-Q for the quarters ended March 31, 2010,
    June 30, 2010 and September 30, 2010
    Filed March 22, 2010, May 17, 2010, August 9, 2010 and November 15, 2010
    File No. 000-24751

Dear Mr. Cantele:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Christian Windsor
        Senior Attorney